Exhibit 99.1

For Immediate Release

NORSAT ANNOUNCES FIRST QUARTER
FISCAL YEAR 2016 FINANCIAL RESULTS

- Management to Host Conference Call at 8:30 am Pacific Time (11:30 am Eastern Time) -

Vancouver, British Columbia – May 4, 2016 -- Norsat International Inc. (“Norsat” or the “Company”) (TSX: NII and NYSE MKT: NSAT), a provider of unique and customized communication solutions for remote and challenging applications, today reported financial results for the first quarter ended March 31, 2016.

Quarter Highlights

  $9.6 million in revenue for the quarter, an increase of 14% compared to $8.4 million for the same period last year.

  Gross profit margin of 44% for the quarter, an increase of 4% from 40% for the same period last year.

  Net earnings for the quarter were $1.2 million, or $0.20 per share, basic and diluted, compared to $0.6 million, or $0.10 per share, basic and diluted, for the same period last year.

  $7.2 million of cash and cash equivalents at March 31, 2016, an increase of $2.6 million compared to $4.6 million at December 31, 2015.

  $21.2 million of working capital at March 31, 2016, an increase of $1.8 million compared to $19.4 million at December 31, 2015.

  Adjusted EBITDA1 of $1.7 million for the quarter, an increase of 78% from $0.9 million for the same period last year.

“We are very pleased with the first quarter results. Despite continued headwinds in our Sinclair Technologies division, our total revenue has increased by 14% as our Satellite Communications division delivered a significant number of satellite terminals to a major Eurasian defense contractor during the quarter, bringing total shipments to-date of approximately $2.8 million of our $4.2 million contract. The timing of product deliveries on our large order resulted in strong quarterly results.” said Dr. Amiee Chan, President and CEO of Norsat. “We have also continued to manage our cost structure and were able to deliver another strong quarter of profitability and Adjusted EBITDA. To capitalize on new market opportunities over the coming years, we have continued with our product development initiatives during the quarter and we were able to introduce new products and solutions, including the introduction of the MEDIAN series of Ku-band Block Up Converters (“BUCs”) and ATOM 250 Watt Ku-band BUCs and solid-state power amplifiers,” added Dr. Chan.

[1] Adjusted EBITDA is a measure that the Company uses to reflect the results of its core earnings. Adjusted EBITDA is defined as earnings before income tax expense, financing costs, depreciation and amortization, foreign exchange gain or loss, corporate development costs, write-down of inventory, impairment charges or recoveries, discontinued operations and other non-cash charges.

A full set of financial statements and Management’s Discussion and Analysis for Norsat is available at www.norsat.com and will be available at www.sedar.com.

Conference Call Details

Norsat will host a conference call today, May 4, 2016 at 8:30 am Pacific Time (11:30 am Eastern Time) to discuss its fiscal year 2016 first quarter results. To access the conference call, please dial toll-free 1-888-886-7786 or 416-764-8658. The conference call title is: ‘Norsat Investor Call’. Please connect approximately 10 – 15 minutes prior to the beginning of the call to ensure participation. A digital recording and transcript of the call will be available after the live call at: http://www.norsat.com/investors/financial-information/conference-call-recordings/

Norsat International Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

	March 31, 2016	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$7,171,748	$4,585,754
Trade and other receivables	8,582,428	8,987,392
Inventories	10,693,529	10,956,524
Prepaid expenses and other	337,162	394,617
	26,784,867	24,924,287
Non-current assets
Property and equipment, net	518,744	558,609
Intangible assets, net	4,550,131	4,724,490
Goodwill	4,090,962	4,097,751
Investment tax credits recoverable	5,076,349	4,985,139
Deferred income tax assets	1,784,413	2,218,848
	16,020,599	16,584,837
Total assets	$42,805,466	$41,509,124

LIABILITIES
Current liabilities
Trade and other payables	$2,323,728	$1,906,703
Accrued liabilities	2,223,207	2,375,107
Provisions	870,889	947,682
Taxes payable	-	-
Deferred revenue	191,415	286,432
	5,609,239	5,515,924
Non-current liabilities
Long-term deferred revenue	25,068	45,889
Total liabilities	5,634,307	5,561,813
SHAREHOLDERS' EQUITY
Issued capital	39,850,648	39,850,648
Treasury shares	(320,750)	(320,750)
Contributed surplus	4,363,363	4,318,487
Accumulated other comprehensive loss	(4,656,874)	(4,673,811)
Deficit	(2,065,228)	(3,227,263)
Total shareholders' equity	37,171,159	35,947,311
Total liabilities and shareholders' equity	$42,805,466	$41,509,124

Norsat International Inc.
Condensed Interim Consolidated Statements of Earnings and Comprehensive Income
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

	Three months ended March 31
	2016	2015

Revenue	$9,553,427	$8,410,325
Cost of sales	5,378,280	5,052,482
Gross profit	4,175,147	3,357,843

Expenses:
Selling and distributing	1,403,942	1,266,993
General and administrative	882,101	1,024,457
Product development	783,995	758,776
Less: Government contributions	(379,475)	(331,024)
(Gain)/loss on foreign exchange	(49,159)	177,749
Interest and bank charges	26,800	35,398
Total expenses	2,668,204	2,932,349

Earnings before income taxes	1,506,943	425,494

Current income tax recovery	-	(66,068)
Deferred income tax expense/(recovery)	344,908	(68,125)
Net earnings	$1,162,035	$559,687

Other comprehensive income (loss)
Items that may subsequently be reclassified to income:
Exchange differences on translation of operations in currencies other than United States dollars	16,937	(543,779)
Total comprehensive income	$1,178,972	$15,908

Net earnings per share
Basic earnings per share	$0.20	$0.10
Diluted earnings per share	$0.20	$0.10

Weighted average number of shares outstanding
Basic	5,766,952	5,766,177
Diluted	5,789,421	5,788,977

Norsat International Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in United States dollars, except when otherwise indicated)
(Unaudited)

	Three months ended March 31
	2016	2015

Cash and cash equivalents provided by/(used in)
Operating activities:
Net earnings for the period	$1,162,035	$559,687
Adjustments for items not affecting cash:
Depreciation and amortization	229,328	328,049
Write-off of property and equipment	-	31,139
Unrealized foreign exchange loss	24,856	177,748
Acquisition loan cost amortization	-	2,262
Current income tax recovery	-	(66,068)
Deferred income tax expense/(recovery)	344,908	(68,125)
Share-based payments	44,876	53,951
Government contributions	(379,475)	(331,024)
Changes in non-cash working capital	233,338	(911,428)
Net cash flows provided by/(used in) operating activities	1,659,866	(223,809)

Investing activities:
Purchase of intangible assets, property and equipment	(23,418)	(56,095)
Net cash flows used in investing activities	(23,418)	(56,095)

Financing activities:
Repayment of acquisition loan	-	(980,000)
Government contributions	954,460	763,484
Net cash flows provided by/(used in) financing activities	954,460	(216,516)

Effect of foreign currency translation on cash and cash equivalents	(4,914)	340,221

Increase/(decrease) in cash and cash equivalents	2,585,994	(156,199)
Cash and cash equivalents, beginning of period	4,585,754	5,513,733
Cash and cash equivalents, end of period	$7,171,748	$5,357,534

Norsat International Inc.
Reconciliation of IFRS to non-IFRS Measures
(Expressed in United States dollars, except when otherwise indicated)

	Three months ended March 31
	2016	2015
Net earnings for the period	$1,162,035	$559,687
Interest (income)/expense	(1,558)	14,505
Depreciation and amortization	229,328	328,049
Tax expense/(recovery)	344,908	(134,193)
EBITDA(2)	$1,734,713	$768,048
(Gain)/loss on foreign exchange	(49,159)	177,749
Adjusted EBITDA(2)	$1,685,554	$945,797

(2)	We disclose non-IFRS measures as we believe they provide useful information on actual operating results and assist in comparisons from one period to another. Readers are cautioned that non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. For a more detailed description of non-IFRS measures, please refer to Management’s Discussion and Analysis for the three months ended March 31, 2016 posted on Norsat’s website and SEDAR.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a provider of unique and customized communication solutions for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604-821-2800	Tel: 604-821-2800

Email: achan@norsat.com	Email: achin@norsat.com